                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

             [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2002

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______


Commission file number: 1-5418


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   SUPERVALU WHOLESALE EMPLOYEES' 401(K) PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

       The following financial statements of SUPERVALU Wholesale Employees' 401(K) Plan are included herein:

1.     Independent Auditors' Report of KPMG LLP dated August 7, 2002.

2. Statements of Net Assets Available for Plan Benefits February 28, 2002 and 2001.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended February 28, 2002 and 2001.

4. Notes to the Financial Statements for the Years Ended February 28, 2002 and 2001.

Ex-23  Independent Auditors' Consent of KPMG LLP.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Wholesale Employees' 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      SUPERVALU WHOLESALE EMPLOYEES' 401(K) PLAN

DATE: August 21, 2002                 By: SUPERVALU INC., the plan administrator



                                          By:  /s/ Pamela K. Knous
                                               -------------------
                                               Pamela K. Knous
                                               Executive Vice President and
                                               Chief Financial Officer

                   SUPERVALU WHOLESALE EMPLOYEES' 401(K) PLAN

                              Financial Statements

                           February 28, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                   SUPERVALU WHOLESALE EMPLOYEES' 401(K) PLAN

                                Table of Contents

                                                                                Page
Independent Auditors' Report                                                      1

Statements of Net Assets Available for Plan Benefits                              2

Statements of Changes in Net Assets Available for Plan Benefits                   3

Notes to Financial Statements                                                     4

                          Independent Auditors' Report

Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:


We have audited the accompanying statements of net assets available for Plan benefits of the SUPERVALU Wholesale Employees' 401(k) Plan (the Plan) as of February 28, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of February 28, 2002 and 2001, and the changes in net assets available for Plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 7, 2002

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           February 28, 2002 and 2001

                                                                        2002             2001
                                                                    ------------     -----------
Assets:
     Investments in SUPERVALU INC. 401(k) Master Trust,
        at fair value                                               $  4,903,213      4,377,458
     Contributions receivable from employees                              11,658         14,465
Liabilities:
     Expenses payable                                                       (726)        (4,745)
                                                                    ------------      ---------
                 Net assets available for Plan benefits             $  4,914,145      4,387,178
                                                                    ============      =========

See accompanying notes to financial statements.

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Fiscal years ended February 28, 2002 and 2001

                                                                             2002              2001
                                                                        -------------       -----------
Additions:
     Investment income (loss) from SUPERVALU INC. 401(k)
        Master Trust:
           Interest and dividends                                         $    46,220            38,708
           Net appreciation (depreciation) in fair market value
              of investments                                                  139,208           (84,779)
                                                                          -----------       -----------
                                                                              185,428           (46,071)
     Contributions:
        Participants                                                          744,276           880,541
                                                                          -----------       -----------
                 Total additions                                              929,704           834,470
                                                                          -----------       -----------
Deductions:
     Distributions to participants                                           (387,707)         (207,533)
     Administrative expenses                                                  (15,030)          (28,735)
                                                                          -----------       -----------
                 Total deductions                                            (402,737)         (236,268)
                                                                          -----------       -----------
Transfers to other plans within the Master Trust, net                              --           (11,866)
                                                                          -----------       -----------
                 Net increase                                                 526,967           586,336

Net assets available for Plan benefits:
     Beginning of year                                                      4,387,178         3,800,842
                                                                          -----------       -----------
     End of year                                                          $ 4,914,145         4,387,178
                                                                          ===========       ===========

See accompanying notes to financial statements.

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           February 28, 2002 and 2001

(1)    Summary Description of the Plan

       The following description of the SUPERVALU Wholesale Employees' 401(k) Plan (the Plan) (formerly the Pittsburgh Division Union 401(k) Plan for Local 30 Collective Bargaining Associates) is provided for general information purposes only. Participants should refer to the summary Plan description for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

       The Plan was established for SUPERVALU INC. (SUPERVALU) Wholesale employees. All employees who are members of a collective bargaining unit that have negotiated participation in the Plan and are age 21 or older and who have completed one year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees may enroll in the Plan on the next enrollment date.

       The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Employee contributions are limited to the Internal Revenue Service limitation of $10,500 in fiscal 2002 and 2001. The agreements of the collective bargaining units that have negotiated participation in the Plan do not provide for employer contributions.

       All amounts contributed by employees are 100% vested at all times. Participants' contributions may be directed into one or more of nine funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the Principal Conservation Fund, (b) the Equity Index Fund,
       (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund, (e) the SUPERVALU Common Stock Fund, (f) the Roxbury Mid Cap Equity Fund, (g) the Nicholas Applegate International Equity Fund, (h) the Harbor Capital Appreciation Fund, and (i) the Knappenberger Bayer Emerging Growth Fund.

       The Plan accounts of participants within the 401(k) Master Trust are consolidated resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers to other plans within the Master Trust of $11,866 in fiscal 2001 reflect the net result of this activity in the Plan.

       Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

       Benefits under the Plan are payable in a lump sum.

       Participants currently employed by SUPERVALU can withdraw their post-tax employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

       Effective December 1, 1998, the Plan added a participant loan provision. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total

                                                                     (Continued)

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

       account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.75% to 10.50%.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    Investments

              Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

              Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

       (d)    Reclassifications

              Certain prior years' amounts have been reclassified to conform with the current year presentation.

       (e)    Expenses

              The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses. In fiscal 2002 and 2001, SUPERVALU did pay certain expenses on behalf of the Plan.

       (f)    Risk and Uncertainties

              The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

                                                                     (Continued)

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

(3)  Trustee

     Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Retirement Committee. The Retirement Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the Trustee.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan and the Pittsburgh Division Profit Sharing Plan.

     The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The Plan's assets are invested in the Principal Conservation Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, the SUPERVALU Common Stock Fund, the Harbor Capital Appreciation Fund, and the Knappenberger Bayer Emerging Growth Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

     The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the Plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                                                                     (Continued)

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           February 28, 2002 and 2001


      Fair values of investments in the 401(k) Master Trust are as follows:

                                                                                        February 28
                                                                           ----------------------------------------
                                                                                  2002                2001
                                                                           -----------------       ----------------
Investments at fair value:
    Collective investment fund held by:
       Principal Conservation Fund                                         $    222,936,329         177,708,803
       Equity Index Fund (BT Pyramid Equity Index Fund)                         133,350,711         178,995,204
       Brinson Global Equity Fund                                                19,699,173          16,011,748
       Nicholas Applegate International Equity Fund                               7,395,889          12,927,818
       Harbor Cap Appreciation Fund                                               9,110,720                  --
       Knappenberger Bayer Emerging Growth Fund                                   5,758,070                  --

    Common stock held by:
       Wedge Small Cap Fund                                                      51,070,500          38,096,244
       Roxbury Mid Cap Equity Fund                                               24,353,997          35,723,668
       SUPERVALU Common Stock Fund                                               73,534,489          25,265,813

Cash and cash equivalents                                                         8,468,711           7,754,144
Accrued income                                                                      465,940             346,865
Net settlements (payable) receivable                                               (713,538)          2,356,700
Loans receivable from participants                                               16,299,353          14,717,682
                                                                           -----------------       ----------------
                                                                           $    571,730,344         509,904,689
                                                                           =================       ================


Investment income (loss) for the 401(k) Master Trust for the fiscal years ended February 28, 2002 and 2001 is as follows:

                                                                                 2002                  2001
                                                                           -------------------  -------------------
Net realized and unrealized appreciation (depreciation)
    in fair value of investments:
       Collective investment funds                                         $    (7,553,472)         (10,601,596)
       Common stock                                                             30,619,676           (6,874,054)
                                                                           -------------------  -------------------
                                                                                23,066,204          (17,475,650)
Interest                                                                         3,246,272            3,253,016
Dividends                                                                        2,316,756            1,617,898
                                                                           -------------------  -------------------
                                                                           $    28,629,232          (12,604,736)
                                                                           ===================  ===================

At February 28, 2002 and 2001, the Plan held 0.9% of the 401(k) Master Trust assets.

                                                                     (Continued)

                   SUPERVALU WHOLESALE EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

(5)  Federal Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated February 19, 1998 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. A determination letter was requested for subsequent amendments on December 14, 2001. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7)  Subsequent Event

     On May 24, 2002, the Retirement Committee appointed Bank of New York the successor Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.